UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant's name into English)

155 108th Ave NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 to this report on Form 6-K shall be deemed to be filed and incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-218631 and File No. 333-251323) and Registration Statement on Form F-10 (File No. 333-233287) and to be a part of each thereof from the date on which said exhibits are filed with this report, to the extent not superseded by documents subsequently filed or furnished.

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Interim Management's Discussion and Analysis for the period ended March 31, 2021
99.2	Interim Financial Statements for the period ended March 31, 2021
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trilogy International Partners Inc.
(Registrant)

Date: May 11, 2021	By:	/s/ Erik Mickels
Erik Mickels
	Title:	Senior Vice President and Chief Financial Officer